SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

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May 15, 2002 SUPPL

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Bull
Information Pursuant to Rule 12g3-2(b)
File No. 82-4847

Dear Sir or Madam,

On behalf of Bull (the "Company") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed a press release dated May 14, 2002, announcing Bull's revenue for the first quarter of 2002.

Please acknowledge receipt of this letter and its enclosure by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

Very truly yours,

Sami Toutounji /ad

Sami Toutounji

Enclosures

cc: Andrée Sergeant
Thierry Roselli
Compagnie des Machines Bull

dlw 5/20

125899

Bull

ANALYST INFORMATION

BULL : Revenue First Quarter 2002

Louveciennes, France, 14th May 2002 -- Bull has announced consolidated revenue of 362.4 million euros for the first quarter 2002, versus 408.4 million euros for the first quarter 2001, and -11.2% compared to recast at the 2002 business perimeter*.

Within the context of an overall downturn in the information technology market, this result is in line with Bull's turnaround plan presented to the Board of directors on 14th March 2002.

This plan reaffirms the continuity of Bull's portfolio of activities, with special focus around delivering secure IT infrastructures. It includes drastic reductions in structural costs in the first half of 2002, in order to achieve breakeven in operating margin in the second half of 2002.

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* The revenue recast at 2002 business perimeter mainly includes disposals of part of the IT services activities in Europe, of the smart cards activity in China, as well as the subsidiaries PSI in India and Bull KK in Japan.

Contact:

Marie-Claude Bessis
marie-claude.bessis@bull.net
+ 33 (0) 1 39 66 57 75
+ 33 (0) 6 84 95 26 21